FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 16, 2004

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A

MASTER SETTLEMENT AND MUTUAL RELEASE AGREEMENT

Buenos Aires, April 16, 2004 – Petrobras Energía Participaciones S.A. (Buenos Aires: PBE, NYSE:PZE), controlling company with a 98.21% stake in Petrobras Energía S.A. (Buenos Aires: PESA), announces today that the shareholders of Compañía de Inversiones de Energía S.A. (“CIESA”), the controlling shareholder of Transportadora de Gas del Sur S.A. (“TGS”), have entered into a Master Settlement and Mutual Release Agreement (the “Settlement Agreement”).  The shares of CIESA are currently held 50% by Petrobras Energía Participaciones S.A., through its subsidiaries Petrobras Energía S.A. (“PESA”) and Petrobras Hispano Argentina S.A., (together the “Petrobras Energía Parties”) and 50% by certain direct and indirect subsidiaries of Enron Corp. (the “Enron Parties”).

The Settlement Agreement provides that the Petrobras Energía Parties and their respective affiliates and the Enron Parties and their respective affiliates, will each grant the other releases from any and all claims under or arising from or in connection with certain agreements entered into by such parties in connection with their investment in CIESA and TGS and certain other related documents. Such releases will not be given by, but will extend to, Transwestern Pipeline Company, a member of the Enron Economic Group.

To provide the flexibility necessary to progress with the restructuring of CIESA’s financial debt, the Settlement Agreement also provides for the transfer, in two stages, of certain shares issued by TGS and by CIESA.  In the first stage (a) the Enron Parties will transfer 40% of the outstanding share capital of CIESA to a trust to be formed or to an alternative entity; and (b) the Petrobras Energía Parties will transfer their TGS class B common shares (representing 7.35% of the outstanding share capital of TGS) to the Enron Parties. In the second stage, the Enron Parties will transfer their remaining outstanding share capital of CIESA to the trust mentioned above or to an alternative entity, subject to the simultaneous transfer of the TGS class B common  shares   held  by  CIESA  (representing  approximately  4.3%  of  the outstanding shares of TGS) to the Enron Parties.  At no time will Petrobras Energía Parties hold, directly or indirectly, more than its current 50% shareholding in CIESA or hold a controlling interest in CIESA.  The transfers are subject to several conditions, one of which is approval by Ente Nacional Regulador del Gas (“ENARGAS”).

The Settlement Agreement is subject to the entry of a final and non-appealable order, approving the Settlement Agreement, by the bankruptcy court having jurisdiction over the bankruptcy of Enron.